UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 68456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larson Financial Securities

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14567 North Outer 40, Suite 300

(No. and Street)

Chesterfield	Missouri	63017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Miller   314-787-7141

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Smith, Wallace, LLP

(Name – *if individual, state last, first, middle name*)

6 City Place, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Miller , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Larson Financial Securities , as

of December 31 , 2020 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary
interest in any account classified solely as that of a customer, except as follows:



JANE E. KOHLER
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 14438619
My Commission Expires 03-03-2022

_____
Signature

Chief Compliance Officer / FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the
  period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02
  of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital
  Under Rule 15c3-1 and the Computation for Determination of the Reserve
  Requirements Under Exhibit A of Rule 15c3-3.
- [⑤]
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
  with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the
  date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSON FINANCIAL SECURITIES, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

Table of Contents



THE FIRM FOR GROWTH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Larson Financial Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Larson Financial Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Larson Financial Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Larson Financial Securities, LLC's management. Our responsibility is to express an opinion on Larson Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Larson Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Larson Financial Securities, LLC's auditor since 2013.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 24, 2021

LARSON FINANCIAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	791,732
Commissions receivable, net		156,142
Commissions receivable from Affiliate		294,892
Due from Affiliate		750
Contract Asset (Deferred Commissions)		77,188
FINRA Deposits		10,000
Other Assets		3,497
TOTAL ASSETS		**$ 1,334,201**

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts Payable	$	27,560
Contract Liability (Deferred Revenue)		121,216
Accrued Commissions		193,054
Due to Affiliate		330,986
Other Liabilities		150
Total Liabilities		**672,966**
Member's Equity		**661,235**
TOTAL LIABILITIES AND MEMBER'S EQUITY		**$ 1,334,201**

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Larson Financial Securities, LLC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statement.

Business Activity

Larson Financial Securities, LLC (the "Company") is a wholly-owned subsidiary of Larson Financial Holding Company, LLC and is a registered securities broker-dealer that specializes in variable insurance, mutual funds, municipals, private placements, real estate securities, oil and gas interests, tax shelters or limited partnerships in primary distributions and selling interests in unregistered private investment funds. The Company was formed in November 2009 and began operations in July 2010. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Concentrations of Credit Risk Arising from Deposits in Excess of Insured Limits

The Company maintains its cash accounts in two commercial banks. The majority of the balances are insured by the Federal Deposit Insurance Corporation up to $250,000 for the year ended December 31, 2020. At various times throughout the year ended December 31, 2020, the Company's cash balances have exceeded the insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

The Company receives commissions from variable life insurance, variable annuities, mutual funds, municipal funds, private placements and real estate securities. 49% of these commissions come from private placements thru Larson Capital Management, LLC ("LCM"). The majority of these commissions are from variable life insurance and 35% from one vendor, Nationwide Insurance Company (Nationwide). Nationwide pays its commissions upfront, and if the client does not fully fund the product in the first-year, charges back a portion of this commission to the advisor.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member Missouri limited liability company ("LLC") and operates under an operating agreement, that provides for, among other things, the continuation of the Company for a perpetual term, unless terminated as provided for in the operating agreement. In addition, as provided for in the operating agreement, no member or manager shall be personally liable for any debts of the Company, unless personally guaranteed by the member or manager pursuant to a separate document. In lieu of corporate income taxes, the member of the LLC is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the guidance of FASB ASC 740-10, *Income Taxes – Overall*, as of and for the year ending December 31, 2020. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before any amount should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions.

The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth disclosures regarding unrecognized tax benefit or expense. The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2020.

Recognition of Revenue and Expenses

Revenue from contracts with customers include commission income and fees from Variable Life Insurance policies (VULs), other variable Contracts, 12b-1 Fees, Municipal Investments, Private Placements specifically with affiliate LCM, and Group 401(k). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time: how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events. Other than VULs which is further described below, LFS generally recognizes revenue on the trade date, funding date or the date the carrier accepts the application.

Contract Liability (Deferred Revenue) related to the sale of VULs was $322,106 and $121,216 as of December 31, 2019 and December 31, 2020, respectively. During the 12 months ended December 31, 2020 the Company recognized revenue of $322,106 that was initially recorded as Contract Liability (Deferred Revenue).

Note 1 - Summary of Significant Accounting Policies (Continued)

Contract Assets (Deferred Commissions) related to the sale of VULs was $158,739 and $77,188 as of December 31, 2019 and December 31, 2020, respectively. During the 12 months ended December 31, 2020 the Company recognized expense of $158,739 that was initially recorded as Contract Asset (Deferred Commissions).

LFS' performance obligations vary based on product line. In general, LFS' responsibility is to obtain the product application from the client, conduct Principal review for client suitability and best interest, transmit the application to the carrier or product sponsor and, then ensure the client actually fund's the investment or policy. Once the investment or policy receives initial funding and, in the case of VUL, delivery requirements are satisfied, commissions are paid to LFS by the carrier or product sponsor per terms set in the selling agreement with LFS.

The variable consideration for the VUL which creates the contract asset and contract liability on the Statement of Financial Condition is due to the potential charge back of commission income if the policy owner does not fund his or her policy to the target premium in the first twelve months. The carrier will charge back commissions to LFS paid based on the percentage of target premium that was funded. LFS may also be subject to a chargeback if the VUL policy's death benefit is lowered during a certain time period. Other risks of commission charge backs can come from a client exercising a State mandated "free-look" period for their insurance policy. During the "free-look" period, the client can cancel their insurance contract without activating surrender charges. If a charge back is assessed, LFS will recoup its commission payment made to Registered Representatives either through the deduction of future commission due to the Representative or through receiving a payment directly from the Representative.

Commissions received for variable compensation such as trails and 12b-1 fees are subject to either future premium payments as in the case of most VULs or they are an asset-based charge which is based on a percentage of the account value at time of payment. Future investment funding and market returns/declines are factors affecting account values.

Note 1 - Summary of Significant Accounting Policies (Continued)

Leases
LFS has evaluated their contracts for leases or embedded leases and has determined that it has an annual expense share agreement with affiliate lessee, Larson Financial Group, LLC ("LFG") and the terms of the rent paid pursuant to that agreement could change on an annual basis. Further, LFS has the right to use substantially all of the benefits of the underlying asset (i.e. office space). However, the how and for what purpose the space is used is predetermined and not something that LFS can change. Further, LFG has the right to change or limit LFS' usage and LFS was not and is not in control of the design of the asset in a way that predetermines how and for what use the asset will be used. LFS has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that LFS is reasonably certain to exercise. LFS recognizes lease cost associated with our short-term leases in our expense sharing agreement with LFG which is annually renewable (i.e. 12 months or less) at variable terms. Thus, LFS has determined that it does not have lease obligations and therefore, adoption of the ASU did not have a significant impact on LFS' financial statements.

2020 Expense Sharing Agreement	Annual Rent	Monthly Rent	Share Multiplier	LFS' Monthly Share
Rent	$160,980	$13,415	0.10	$1,342

Note 2 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $ 321,820 which was $276,956 over the required minimum and $254,524 over the early warning of required minimum net capital of $44,864. The Company's ratio of aggregated indebtedness to net capital was 209 to 1.

Note 3 – Related Party Transactions

The Company has an agreement with affiliated companies, Larson Financial Group, LLC ("LFG") and Larson Wealth Partners ("LWP"), whereby LFG and LWP furnish office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for a monthly fee which, during the year ended December 31, 2020 was $43,000 to LFG and $31,041 to LWP.

Included in accrued commissions, the Company incurred $80,711 that was payable to Paul Larson greater than 5% owner as of December 31, 2020.

The Company was due $294,892 in commissions receivable from the LCM managed private placements as of December 31, 2020 which was paid in January 2021.

The Company owed wages/commission to affiliates LFG and LWP as part of Accrued Commission of $14,253 at December 31, 2020.

At December 31, 2020 LFS owed LFG a net amount of $112,947 which was repaid in January 2021. At December 31, 2020, LFS owed LWP a net amount of $217,289 which was repaid in January 2021.

Note 4 – Contingencies

The Company is periodically involved in various legal actions and proceedings arising from the normal course of operations. However, management believes, based on known facts that the ultimate liability, if any, not covered by insurance, arising from all the legal actions and proceedings, will not have a significant adverse effect upon the financial position of the Company.

Note 5 – Risks and Uncertainties

The Company is closely monitoring developments related to the COVID-19 pandemic to assess its impact on our business. While continuously evolving, the COVID-19 pandemic has caused significant economic and financial turmoil in the U.S. and around the world. The Company is monitoring the impact of COVID-19 on its operations. At this time, there has not been a significant impact on the Company's operations due to the pandemic. However, it is not possible to estimate the longer term effects the COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts the Company's business, results of operations, financial condition, liquidity or prospects will depend on future developments which are highly uncertain and cannot be predicted.